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SEC FILE NUMBER

333-110630

CUSIP NUMBER

417287-1-99

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☑ Form 10-K      ☐ Form 20-F      ☐ Form l0-Q      ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended:
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: December 31, 2004

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION

Hartville Group, Inc.

Full Name of Registrant

Former Name if Applicable

7551 N. Main Street

Address of Principal Executive Office (Street and Number)

North Canton, Ohio 44720

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant has been unable to complete its Form 10-KSB for the year ended December 31, 2004, within the prescribed time because of delays in completing the preparation of its audited financial statements and its management discussion and analysis. Such delays are primarily due to (i) the Registrant’s appointment of new auditors; and (ii) the restatement of the Registrant’s previously issued financial statements due to the abandonment of an acquisition and a change in an amortization policy related to policy acquisition costs.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

W. Russell Smith	330	484-8080 ext.220

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company will be restating previously reported financial statements for the impact of the following changes:

On March 31, 2004, the company entered into a contract to purchase an Insurance Company Group (Group) subject to customary closing conditions and approval of the acquisition by the Department of Insurance of the Group’s state of domicile. The balance sheet of the Group, adjusted for purchase accounting, as of March 31, 2004 was included in the company’s consolidated financial statements at that date. The company’s quarterly consolidated financial statements for June 30, 2004 and September 30, 2004 also included the balance sheet for the group as well as the group’s results of operations for those periods. As of March 21, Department of Insurance approval had not been finalized, and the company’s Board of Directors decided to no longer pursue this acquisition. Accordingly, previously issued statements will be restated to reflect the deconsolidation of the Group and will include the company’s estimate of recoverable costs from the Department of Insurance incurred in connection with the attempted acquisition.

The company has changed its accounting practice with respect to the capitalization of policy acquisition costs and the period over which the deferred costs are amortized. Under its new policy, policy acquisition costs capitalized includes direct response advertising costs and the compensation costs attributable to the company’s call in department, which is responsible for handling new and renewal policy requests. The capitalized costs are amortized over the three-year minimum expected life of the policy, subject to an assessment of the recoverabilty of the costs from future revenues from the acquired policies, net of related expenses. The company’s previous policy provided for the capitalization of certain costs in addition to those capitalized under the new policy, and also provided for a 5-year amortization period. Previously issued financial statements will be restated to conform to the company’s current policy.

Hartville Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 30, 2005	By /s/ W. Russell Smith III
W. Russell Smith-President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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